Exhibit 99.1

Silicom Ltd. and its Subsidiaries Condensed Interim Consolidated Financial Statements As of June 30, 2017 (Unaudited)

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Financial Statements as of June 30, 2017 (unaudited)

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Balance Sheets (unaudited)

		June 30,	December 31,
		2017	2016
	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents		17,285	11,917
Marketable securities	3	13,477	16,263
Accounts receivable:
Trade (net of provision for doubtful accounts of US$ 20
thousands as of June 30, 2017 and December 31, 2016)		33,465	27,722
Other		6,707	3,113
Inventories	4	51,359	44,280

Total current assets		122,293	103,295

Marketable securities	3	-	7,769

Assets held for employees' severance benefits		1,594	1,436

Deferred tax assets		1,556	1,537

Property, plant and equipment ("PPE"), net		4,242	3,915

Intangible assets, net		1,975	2,924

Goodwill		25,561	25,561

Total assets		157,221	146,437

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Balance Sheets (unaudited) (Continued)

		June 30,	December 31,
		2017	2016
	Note	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable		19,196	10,480
Other accounts payable and accrued expenses		8,039	7,484

Total current liabilities		27,235	17,964

Long-term liability
Contingent consideration		4,760	4,642
Liability for employees' severance benefits		2,722	2,439

Total liabilities		34,717	25,045

Shareholders' equity	5
Ordinary shares and additional paid-in capital		48,559	46,855
Treasury shares		(38)	(38)
Retained earnings		73,983	74,575

Total shareholders' equity		122,504	121,392

Total liabilities and shareholders’ equity		157,221	146,437

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Statements of Operations (unaudited)

		Three-month period		Six-month period
		ended June 30,		ended June 30,
		2017	2016	2017	2016
		US$ thousands		US$ thousands
		(Except for share and		(Except for share and
	Note	per share data)		per share data)

Sales	6	30,266	26,001	55,608	47,358
Cost of sales		19,142	16,150	34,899	29,575

Gross profit		11,124	9,851	20,709	17,783

Operating expenses
Research and development		3,328	2,869	6,842	5,897
Sales and marketing		1,593	1,648	3,235	3,175
General and administrative		1,049	986	2,180	2,001
Contingent consideration expense (benefit)		60	62	118	15

Total operating expenses		6,030	5,565	12,375	11,088

Operating income		5,094	4,286	8,334	6,695

Financial income, net		13	90	43	25

Income before income taxes		5,107	4,376	8,377	6,720

Income taxes		914	843	1,587	1,279

Net income		4,193	3,533	6,790	5,441

Income per share:
Basic income per ordinary share (US$)		0.565	0.482	0.917	0.744

Weighted average number of ordinary
shares used to compute basic income
per share (in thousands)		7,420	7,335	7,401	7,316

Diluted income per ordinary share (US$)		0.554	0.477	0.901	0.735

Weighted average number of ordinary
shares used to compute diluted income
per share (in thousands)		7,573	7,414	7,536	7,404

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (unaudited)

	Ordinary shares		Additional paid-in capital	Treasury shares	Retained earnings	Total shareholders’ Equity
	Number of shares(1)	US$ thousands

Balance at
January 1, 2016	7,284,344	21	44,101	(38)	68,750	112,834

Exercise of options and RSUs(2)	97,269	1	951	-	-	952
Share-based compensation	-	-	1,781	-	-	1,781
Dividend (US $1.00 per share)	-	-	-	-	(7,312)	(7,312)
Net income	-	-	-	-	13,137	13,137

Balance at
December 31, 2016	7,381,613	22	46,833	(38)	74,575	121,392

Exercise of options and RSUs(2)	63,913	*-	403	-	-	403
Share-based compensation	-	-	1,301	-	-	1,301
Dividend (US $1.00 per share)	-	-	-	-	(7,382)	(7,382)
Net income	-	-	-	-	6,790	6,790

Balance at
June 30, 2017	7,445,526	22	48,537	(38)	73,983	122,504

(1)	Net of 14,971 shares held by Silicom Inc..
(2)	Restricted share units (hereinafter - "RSUs")
*	Less than 1 thousand.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Statements of Cash Flows (unaudited)

	Six-month period
	ended June 30,
	2017	2016
	US$ thousands
Cash flows from operating activities
Net income	6,790	5,441

Adjustments required to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	1,887	1,599
Write down of obsolete inventory	879	693
Change in liability for Employees' severance benefits, net	125	220
Discount of marketable securities	138	212
Share based compensation expense	1,301	864
Deferred taxes income	(19)	(6)
Adjustment in relation to acquisition	-	(180)
Changes in assets and liabilities:
Accounts receivable - trade	(5,649)	2,396
Accounts receivable - other	(3,394)	(3,112)
Inventories	(8,267)	(12,797)
Trade accounts payable	8,291	6,399
Other accounts payable and accrued expenses	555	(4,842)
Contingent consideration adjustments	118	15
Net cash provided by (used in) operating activities	2,755	(3,098)

Cash flows from investing activities
Purchases of property, plant and equipment	(863)	(860)
Proceeds from maturity of marketable securities	10,475	3,625
Net cash provided by investing activities	9,612	2,765

Cash flows from financing activities
Exercise of options	403	416
Dividend	(7,382)	(7,312)
Net cash used in financing activities	(6,979)	(6,896)

Effect of exchange rate changes on cash balances held	(20)	20

Increase (decrease) in cash and cash equivalents	5,368	(7,209)

Cash and cash equivalents at beginning of period	11,917	18,178
Cash and cash equivalents at end of period	17,285	10,969

Supplementary cash flow information
A. Non-cash transactions:
Investments in PPE	132	68
B. Cash paid during the period for:
Income taxes	2,076	2,444

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 1 - General

Silicom Ltd. is an Israeli corporation engaged in designing, manufacturing, marketing and supporting high performance networking and data infrastructure solutions for a broad range of servers, server based systems and communications devices.

The Company's shares have been traded in the United States on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") since February 1994. Since January 2, 2014 the Company's shares have been traded on the NASDAQ Global Select Market (prior thereto they were traded on the NASDAQ Global Market).  The Company's shares were traded in Israel on the Tel Aviv Stock Exchange ("TASE") from December 2005 through January 26, 2016, after which, on January 28, 2016, the Company delisted from trading on the TASE.

Silicom markets its products primarily directly, through Original Equipment Manufacturers ("OEMs") which sell the Company's connectivity products under their own private labels or incorporate the Company's products into their products.

In these financial statements the terms "Company" or "Silicom" refer to Silicom Ltd. and its wholly owned subsidiaries, Silicom Connectivity Solutions, Inc. (hereinafter - "Silicom Inc.") and Silicom Denmark A/S (Fiberblaze A/S)(hereinafter – "Silicom Denmark"), whereas the term "subsidiaries" refers to Silicom Inc. and Silicom Denmark.

Note 2 - Summary of Significant Accounting Policies

A.	Basis of presentation

The accompanying condensed interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and contain all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the financial information included therein. It is suggested that these condensed interim consolidated financial statements be read in conjunction with the audited consolidated financial statements and related notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2016. Results for the interim period presented are not necessarily indicative of the results to be expected for the full year.

B.	Estimates and assumptions

The preparation of the condensed interim consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the condensed interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of PPE, deferred tax assets, inventory, investments, goodwill, intangible assets, share-based compensation and other contingencies.

Silicom Ltd. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 2 - Summary of Significant Accounting Policies (cont’d)

C.	Fair Value Measurements

The Company's financial instruments consist mainly of cash and cash equivalents, marketable securities, trade and other receivables and trade accounts payable. The carrying amounts of these financial instruments, except for marketable securities, approximate their fair value because of the short maturity of these investments. The fair value of marketable securities is presented in Note 3 to these condensed interim consolidated financial statements. Assets held for severance benefits are recorded at their current cash redemption value.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

D.	Recent Accounting Pronouncements

(1)
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The standard can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has not yet selected a transition method and is evaluating the impact of adopting the standard on its ongoing financial reporting. Based on the Company's assessment as of the date of these financial statements, the impact of adopting the new standard is not expected to be material.

Silicom Ltd. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 2 - Summary of Significant Accounting Policies (cont’d)

D.	Recent Accounting Pronouncements (cont’d)

(2)
In February 2016, the FASB issued ASU 2016-02, which requires lessees to recognize most of their leases on balance sheet as a right-of-use asset and a lease liability. This ASU is effective for interim and annual periods in fiscal years beginning after December 15, 2018. Early adoption is permitted. The impact of adopting the new standard on the operating income is not expected to be material.

(3)
In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. This ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2019. Early adoption is permitted for annual and interim periods in fiscal years beginning after December 15, 2018. The impact of adopting the new standard on the net income is not expected to be material.

(4)
In January 2017, the FASB issued ASU 2017-03, “Accounting Changes and Error Corrections (Topic 250) and Investments - Equity Method and Joint Ventures (Topic 323)” which amends the Codification to incorporate SEC staff views regarding recently issued accounting standards and investments in qualified affordable housing projects. The guidance requires registrants to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. ASU 2017-03 is effective from January 1, 2017. We do not expect the adoption of ASU 2017-03 to have a material impact on our financial position, results of operations, cash flows, or presentation thereof.

(5)
In January 2017, the FASB issued ASU 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment,” which eliminates the requirement to calculate the implied fair value of goodwill in Step 2 of the goodwill impairment test. Under ASU 2017-04, goodwill impairment charges will be based on the excess of a reporting unit’s carrying amount over its fair value as determined in Step 1 of the testing. ASU 2017-04 is effective for interim and annual testing dates after December 15 1, 2019, with early adoption permitted for interim and annual goodwill impairment testing dates after January 1, 2017. We have not yet evaluated the impact of the adoption of this accounting standard on our financial position, results of operations, cash flows, or presentation thereof.

Silicom Ltd. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 3 - Marketable Securities

The Company's investment in marketable securities as of December 31, 2016 and June 30, 2017 are classified as “held-to-maturity” and consist of the following:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding	Aggregate
	cost basis**	gains	(losses)	fair value*
	US$ thousands
At June 30, 2017
Held to maturity:
Corporate debt securities
Current	13,592	-	(66)	13,526

At December 31, 2016
Held to maturity:
Corporate debt securities
Current	16,390	-	(97)	16,293
Non-Current	7,815	-	(62)	7,753

	24,205	-	(159)	24,046

*	Fair value is being determined using quoted market prices in active markets (Level 1).
**	Including accrued interest in the amount of US$ 173 thousands and US$ 115 thousands as of December 31, 2016 and June 30, 2017 respectively.

Activity in marketable securities in six month period ended in June 30, 2017:

US$ thousands
Balance at January 1, 2017	24,205

Discount on marketable securities, net	(138)
Proceeds from maturity of marketable securities	(10,475)
Balance at June 30, 2017	13,592

Silicom Ltd. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 3 - Marketable Securities (Cont’d)

The following table summarizes the gross unrealized losses on investment securities for which other-than-temporary impairments have not been recognized and the fair value of those securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2017:

	Less than 12 months		12 months or more		Total
	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value
Held to maturity

Corporate debt securities	-	-	(66)	13,526	(66)	13,526

The unrealized losses on the investments were caused by changes in interest rate. The Company has the ability and intent to hold these investments until maturity and it is more likely than not that the Company will not be required to sell any of the securities before recovery; therefore these investments are not considered other than temporarily impaired.

Note 4 - Inventories

	June 30,	December 31,
	2017	2016
	US$ thousands

Raw materials and components	22,442	16,435
Products in process	19,366	19,098
Finished products	9,551	8,747
	51,359	44,280

Silicom Ltd. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 5 - Share based compensation

A.	On January 30, 2017, the Company granted, in the aggregate, 119,925 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:

(1)
The exercise price for the options (per ordinary share) was US$ 39.62 and the Option expiration date was the earlier to occur of: (a) January 30, 2025; and (b) the closing price of the shares falling below US$ 19.81 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant.

(2)	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	2.35%
Expected dividend yield	2.42%
Average expected volatility (b)	43.71%
Termination rate	9%
Suboptimal factor (c)	3.28

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 5 - Share based compensation (cont’d)

B.	On January 30, 2017, the Company granted, in the aggregate, 78,000 RSUs to certain of its directors and employees under the 2013 Plan. In relation to those grants:

(1)	50% of the RSUs vest on the second anniversary of the date of the grant and the additional 50% of the RSUs vest on the third anniversary of the date of the grant.

(2)	The fair value of RSUs is estimated based on the market value of the Company's stock on the date of grant, less an estimate of dividends that will not accrue to RSUs holders prior to vesting.

(3)	The Company recognizes compensation expenses on these RSUs based on estimated grant date fair value, with the following assumptions:

Expected dividend yield	2.68%
Termination rate	1.74%

C.
Compensation expenses incurred during the six and three month periods ended June 30, 2017 in relation to the above grants were approximately US$ 695 thousand and US$ 275 thousand respectively. As at June 30, 2017, there were approximately US$ 3,091 thousand of unrecognized compensation costs related to these grants to be recognized over a weighted average period of 1.94 years.

Silicom Ltd. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 6 - Sales

Sales to single customers exceeding 10% of sales:

	Six-month period ended June 30,
	2017	2016
	US$ thousands

Customer “A”	12,979	*
Customer “B”	8,397	9,667
Customer “C”	*	6,382

*	Less than 10% of sales.